Form 51-102F3
Material Change Report

Item 1                     Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

November 27, 2007

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 27 November 2007 through Marketwire.

Item 4                                Summary of Material Change

MAG SILVER CLOSES CDN$46.5 MILLION BOUGHT DEAL PRIVATE PLACEMENT

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) (“MAG or the “Company”) announces the closing of the previously announced bought deal private placement for 3,000,000 common shares (the “Common Shares”) of MAG Silver at a price of Cdn$15.50 per Common Share (the “Issue Price”) for gross proceeds of Cdn$46,500,000 (the “Offering”).

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 27 November 2007 (NR#07-33) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 27 November 2007